[Letterhead of Tutor Perini Corporation]

October 11, 2012

Submitted by electronic transmission

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Tutor Perini Corporation Form 10-K for the fiscal year ended December 31, 2011 Filed March 2, 2012 Form 10-Q for the quarterly period ended June 30, 2012 Filed August 7, 2012 File No. 1-6314

Dear Mr. Cash:

This letter is in response to your letter dated September 20, 2012 providing further comments on our previous response letter dated September 4, 2012.  We have set forth below the comments contained in your September 20, 2012 letter followed by our responses.

Comment:

Form 10-K for the fiscal year ended December 31, 2011

Critical Accounting Policies, page 34
Method of Accounting for Contracts, page 35

1. We note your response to our prior comments one and two. However, it continues to be unclear to us why you believe you are not required to disclosure the aggregate impact of changes in your contract estimates as well as the gross amounts of favorable and unfavorable adjustments and why such information would not provide material information to your investors. Please explain further and tell us more specifically what consideration you have given to Release No. 33-8350 and ASC 250-10-50-4. While we note that you have diverse contracts including fixed price and cost plus contracts, it appears that disclosure could be made based on the contract type. In addition, please further explain why it may not be practicable for you to obtain this information.

Response:

In response to the Staff’s comment, we specifically analyzed ASC 250-10-50-4.  We note that ASC 250-10-50-4 requires disclosure of the quantitative effect on the Company’s results of operations in the current period for changes in estimates that affect several future periods or those that materially affect the current period.  ASC 250-10-50-4 and the glossary in ASC 250-10-20 provide examples of changes in estimates to be considered for disclosure, including uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.    We believe that the disclosure requirements for the effect of changes in estimates on construction contracts are more specifically defined in ASC 605-35, Revenue Recognition, Construction-Type and Production-Type Contracts, which addresses revisions of contract estimates, referring  to the underlying disclosure in ASC 250-10-50-4, and provides interpretive examples specific to the construction industry.

ASC 605-35 is entirely focused on the accounting considerations and disclosure requirements for individual construction contracts.  We note that no reference is made to an aggregated disclosure or analysis of the effect of changes in contract estimates.  ASC 605-35-25 requires the revenue measurement and recognition principles to be applied to individual profit centers.  According to ASC 605-35-20, a profit center is defined as “the unit for the accumulation of revenues and costs and the measurement of income.  For business entities engaged in the performance of contracts, the profit center for accounting purposes is usually a single contract.”  Consistent with this definition, we have evaluated the substantial majority of our contracts to be separate profit centers with each generally possessing a unique set of facts and circumstances that must be separately considered each period when concluding on measurements of projected revenue, cost, profit and progress toward completion.

Within the context of a single contract being synonymous with the profit center at which the revenue measurement and recognition principles are to be applied, ASC 605-35-25-85 describes revisions of estimates at the individual contract level rather than groups of contracts.  We note that ASC 605-35-25-86 states that revisions in estimates discussed in ASC 605-35-25-85 are changes in accounting estimates, as defined in ASC 250.  Disclosure requirements for revised estimates are defined in ASC 605-35-50-9 to be limited to the effect of revisions that are material.

The implementation guidance contained in ASC 605-35-55-2 through paragraph 10 provides an example of the appropriate level of disclosure for the effects of changes in contract estimates.  We note that the example refers to a company with multiple projects however the evaluation and disclosure of the change in estimate was made at the individual contract level.  Paragraph 9 of this implementation guidance reaffirms that ASC 250-10-50-4 requires disclosure of the effect of significant revisions of estimates if the effect is material.

Based on the examples cited in ASC 250-10-50-4, we interpret this topic to require aggregate disclosure of the quantitative impact of a change in estimate that affects a homogeneous population (e.g. useful lives and salvage values for depreciable assets), which would provide meaningful information for investors based on the relative comparability of activities within those populations.  In contrast, we believe ASC 250-10-50-4 and ASC 605-35 require material changes in contract estimates to be disclosed at the unit of account level, the individual contract, due to the unique facts and circumstances that drive changes on each contract.  We believe that ASC 605-35 provides valuable interpretive guidance for the application of ASC 250-10-50-4 by companies with contracts subject to ASC 605-35.  The implementation guidance referred to above illustrates that a clear, meaningful disclosure of the impact of changes in contract estimates and their potential future impact on results of operations should be made at the contract level, enabling registrants to provide project specific discussion of the factors that drove the change in estimate.

Given the frequency of changes in contract estimates, most of which are immaterial at the individual contract level, an aggregated disclosure of the impact on our results of operations or of total gross favorable and unfavorable changes in contract estimates, whether provided by contract type, by type of change in estimate, or otherwise, would inevitably lead to a summarization of facts and circumstances that we believe would overshadow a clear, meaningful disclosure of the impact of material changes in estimates on our current or future results of operations.  Disclosure of material changes in estimates at the individual contract level, as illustrated in ASC 605-35-55, enables us to provide investors with a clear discussion of the circumstances leading to the material change in estimate such as the status of the project (i.e. ramp up or nearing substantial completion) as well as a more clear discussion of the potential future impact of the change on our results of operations.

We also analyzed Release 33-8350, specifically section V which considers disclosure of critical accounting estimates.  We note that in preparation of the disclosures, companies should consider whether the nature of estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and whether the impact of the estimates on financial condition of operating performance is material.  The disclosure should address factors in arriving at an estimate, how accurate the estimate has been in the past and whether the estimate is reasonably likely to change in the future.  The Release provides suggestions on the overall approach to MD&A disclosures and advises that MD&A should i) be a discussion and analysis of a company’s business as seen through the eyes of those who manage the business; ii) eliminate information that does not promote understanding of a company’s results of operations; and iii) focus on materiality and known trends and uncertainties impacting future results of operations and financial condition.  Finally, this section also states that companies should provide quantitative and qualitative disclosure when quantitative information is reasonably available and will provide material information for investors.

We believe that Release 33-8350 requires us to evaluate the appropriate level of disclosure based on the nature and materiality of the changes in estimate, the process by which management evaluates these changes and the ultimate insight provided to investors in the disclosure.  Consistent with our analysis of ASC 250-10-50-4 above, we believe that the requirement to disclose to investors the key factors that drove the change in estimate and whether the estimate is reasonably likely to change in the future is most meaningfully provided at the individual contract level.  We believe that a quantitative disclosure of total gross favorable and unfavorable changes in contract estimates would not provide meaningful insight to the impact of those changes on the current or future results of operations.  To illustrate this point, please consider the following example which shows the results of a potential gross favorable and unfavorable quantitative disclosure vs. the impact on the current or future results of operations for 4 contracts that experienced changes in estimates and contract scope at different stages of progress (dollars in thousands):

	Contract A		Contract B	Contract C	Contract D	Total

Before Change in Estimate
Estimated Revenue at Completion		$500,000	$500,000	$500,000	$500,000
Estimated Costs at Completion		(450,000)	(450,000)	(450,000)	(450,000)
Estimated Profit at Completion		50,000	50,000	50,000	50,000
Costs incurred to date		$135,000	$315,000	$382,500	$427,500
Percentage Complete		30%	70%	85%	95%

Changes in estimated profit at completion
Decrease in est. cost for labor efficiencies		-	$12,500	-	-	$12,500
Deductive change in scope @ 10% profit		-	$(7,000)	-	-	$(7,000)
Increase in est. cost for sequencing delays	$	(1,500)	-	$(2,000)	-	$(3,500)
Increase in est. cost of materials		-	-	-	$(3,000)	$(3,000)
Net changes in estimates and scope	$	(1,500)	$5,500	$(2,000)	$(3,000)	$(1,000)

After Change in Estimate
Estimated Revenue at Completion		$500,000	$430,000	$500,000	$500,000
Estimated Costs at Completion		(451,500)	(374,500)	(452,000)	(453,000)
Estimated Profit at Completion		48,500	55,500	48,000	47,000
Costs incurred to date		$135,000	$315,000	$382,500	$427,500
Percentage Complete		30%	84%	85%	94%

Impact
Current Period Profit Impact		$(498)	$11,682	$(1,881)	$(3,146)	$6,157
Future Period Profit Impact		(1,002)	(6,182)	(119)	146	(7,157)
Net Impact		$(1,500)	$5,500	$(2,000)	$(3,000)	$(1,000)

As illustrated in the example above, the relationship between the aggregate gross favorable and unfavorable changes in estimates and the aggregate impact of those changes on current and future period results is dependent upon the status of each individual contract.  In the example above, we would have visibility to gross favorable and unfavorable changes in estimates of $5.5 million and $6.5 million, respectively, however the aggregate impact of the changes in estimates on current and future period results varies significantly with the stage of project completion.  The only contract where the changes in estimate would potentially be considered significant to our current or future period results and disclosures is Contract B, based on the magnitude of the change and the status of the project’s percentage of completion before and after the change in estimate is recorded, yet an aggregated disclosure of gross favorable and unfavorable changes in estimates and the aggregate impact of these changes would not provide a clear and meaningful understanding of the impact of this change.

We believe the following complexities should be considered in evaluating our ability to provide accurate aggregate disclosure and how meaningful aggregate gross disclosure would be:

•
Accessibility of data – We have summarized changes in estimated profit at completion by type of change for illustrative purposes. In practice, specific changes are not separately tracked in our systems and management is only able to readily access the “net change in estimate and scope” for each contract.

•
Changes in contract estimates – The impact of a change in contract estimate on the period operating results is a function of the (a) magnitude of the change and (b) stage of project completion.  The correlation of the gross change in estimate to the current period impact increases as the contract is more complete, as is illustrated by comparing the impact of Contract A (30% complete) and Contract D (95% complete).  As a result, the disclosure of gross changes in estimate may mislead investors to conclude that the change has a greater impact on the period than is actually experienced.

•
Changes in contract scope -   Given the nature of how construction contracts progress, we experience a significant volume of gross favorable and unfavorable changes in contract scope.  The impact of these changes on the current period is a function of (a) how much progress has been previously completed on the change order and (b) whether the change impacts revenue at completion, cost at completion or both.  The correlation of gross profit changes associated with contract scope and the impact on the current period increases as production of work associated with the change is more complete. In addition, contract scope changes that impact estimated costs at completion have an immediate impact on the contract percentage of completion, therefore resulting in a retrospective adjustment of earned profit in the period.  For example, an increase in estimated final costs at completion that has no impact on the estimated final contract profit will generate a decrease in the contract percentage of completion, resulting in a retrospective adjustment to decrease profit recognized.

•
Netting changes in estimate with changes in scope - As noted above, management is only able to readily access the total contract change, which includes both changes in estimates and scope.  These changes can have offsetting impacts, as illustrated in Contract B, resulting in a clear disconnect between the gross favorable change of $5.5 million and the current period impact of $11.7 million.  In this case, the disclosure of gross favorable and unfavorable changes would not highlight the potentially material impact of the change in estimate on the period.

•
Complexity of calculation – In the illustration above, the aggregate impact of all changes in contract estimates and scope on current and future periods for all 4 contracts is $1 million.  Determining the impact of these changes requires a company to track all estimates by period, which we do not currently maintain in our system.  Using the information readily available to the company to estimate the impact of the change may result in inaccurate results.  To illustrate this point, consider the impact of changes on Contract B.  Information readily available to management includes the total change in estimate of $5.5 million and current estimated revenue at completion, cost at completion and costs incurred to date.  With this limited information our best estimate of the impact of the changes for the period would be calculated by multiplying the total change in estimate of $5.5 million by the percent complete of 84%.  The result of this calculation, which is $4.6 million, significantly understates the current period impact of $11.7 million.

We believe that the variable relationship between the aggregate gross favorable and unfavorable changes in estimates and the aggregate impact of those changes on current and future period results of operations would be confusing and potentially misleading to our investors.  The example above demonstrates the complexity involved in aggregating this data on a small set of contracts.  The volume of contracts in our backlog (over 1,000 active contracts) would significantly add to the difficultly in providing meaningful aggregated disclosure.  We believe that this example illustrates that the most meaningful disclosure of the impact of changes in contract estimates, and the context for whether the estimate may change in the future, is at the individual contract level.

As discussed above, our accounting systems are not currently designed to capture and aggregate information regarding individual changes in estimates that occur within each contract. In the ordinary course of business, and at a minimum on a quarterly basis, we update projected total contract revenue, cost and profit or loss for each of our contracts based on changes in facts, such as an approved scope change, and changes in estimates.  We also review current period results by contract versus historical and forecasted periods and investigate significant deviations to determine the key driver of the deviation (i.e. change in production volume vs. change in estimate).  Management uses this contract specific analysis to evaluate operating results and make timely business decisions.    We specifically evaluate the significant changes in estimate, over a certain dollar threshold, to determine the nature of the change and the impact on the current and future periods.  This is a time consuming process that involves discussion with project management on the contract and comparison of detailed job cost reports between periods.  In any given reporting period, this analysis is typically performed on less than 5% of our total active contracts.  Changes on the remaining contracts are clearly immaterial and not subjected to further analysis.  Providing meaningful and accurate aggregate reporting of the impact of changes in contract estimates, given our current system constraints, would require us to implement this process across each of our active contracts (over 1,000 currently) and result in substantial manual effort.

While it is possible to evaluate the impact and potential disclosure for significant changes in estimates at the individual contract level, as these are specifically reviewed by management, in order to provide an accurate and meaningful disclosure of aggregated gross favorable and unfavorable changes in estimate and the aggregate impact of those changes with reasonably available quantitative information, we would need to modify our accounting systems to specifically track and aggregate all changes in estimates on each project by the period and type of change.  This would significantly impact the configuration of our accounting systems.  Our systems are not currently designed to separately calculate the impact of changes in contract estimates on results of operations from period to period.  The accurate accumulation of this information, including the stage of completion of each project at the time of the change in estimate, would require substantial manual effort and judgment based on our current system capabilities, as well as the implementation of new processes that will have a significant impact on our financial close and reporting cycle.

We have reviewed both the footnote and MD&A disclosures of our peers in the engineering and construction industry group and note that the majority of these registrants provide disclosure of material changes in estimate at the individual contract level but do not provide these disclosures in the aggregate or at the gross favorable and unfavorable change level.  We believe that the level of disclosure made by the majority of our peers further demonstrates a consistent application of GAAP disclosure requirements and industry view that discussion of the impact of changes in estimates at the contract level provides a more meaningful disclosure than an aggregate disclosure of gross favorable and unfavorable changes in contract estimates.  We also considered the questions we receive regularly from analysts and investors, including those asked during our quarterly earnings conference calls.  We note that analysts and investors have never asked for an aggregated change in estimate analysis and that their questions are more frequently focused on the specific status or facts and circumstances around key projects in our backlog.

If the Staff determines that the aggregate disclosure is necessary, we respectfully request that this matter be subjected to the formal SEC rule-making process or the Financial Accounting Standards Board (“FASB”) standard-setting process to enable all registrants an opportunity to comment on the proposal, establish the appropriate internal control framework to allow for accurate reporting, and provide the disclosure at the same time.

In response to the Staff’s comment, we will continue to evaluate changes in estimates and will provide enhanced disclosure of material changes in estimates in the Critical Accounting Policies section of our MD&A, as well as in the discussion of our results of operations.  To the extent that there are no material changes in contract estimates during a reporting period, we will affirmatively state this in our Critical Accounting Policies disclosures in future filings.

Comment:

Results of Operations, page 39

2. We note your response to our prior comment three. It is unclear to us why you believe disclosure of changes in your cost of operations would not meaningfully address the impact on your operations. Please explain further. It continues to appear to us that such disclosure is necessary to more fully understand your results. For example, an increase in labor rates per hour may have varying impacts on your overall results based on your types of contracts. Therefore, disclosure of the impact of labor rates would allow an improved understanding of your results at a more granular level.

Response:

We believe that disclosure of changes in our costs of operations would be duplicative in nature, which Release 33-8350 encourages companies to avoid.  Specifically, Release 33-8350 instructs companies to “avoid unnecessary duplicative disclosure that can tend to overwhelm readers and act as an obstacle to identifying and understanding material matters”.   Currently, the reasons for the change in our costs of operations are covered in our discussion of revenues and operating income variances in MD&A.

Aside from changes in the volume of revenue, factors that significantly impact our results, in particular income from operations and operating margins, primarily relate to changes in the mix of work between segments (e.g. our Civil segment typically generates higher margins than our Building segment); changes in the mix of work type (e.g. shift from higher margin public work to more competitive and lower margin private work); changes in our estimated revenue and costs at completion for specific projects, which produces a retrospective true-up of operating profit in the period based on the percentage of completion at that time; and current period activity associated with pending change orders and claims, for which operating profit is not recognized.  Other operating cost related factors that can have an impact on our results, typically to a much lesser extent, include a change in the absorption of general and administrative expenses, acquisition and integration related expenses.  All of these changes are currently explained in our discussion of income from operations and operating margins in MD&A.

The majority of our costs of operations relate to subcontractor costs and material costs, both of which are typically fixed at the start of a construction contract.  To the extent that our construction costs are not fixed, cost escalation is generally either passed onto our client, through cost reimbursable type contract arrangements or commodity price escalation provisions in the contract.  When cost escalation does not contractually pass through to our clients, we specifically include anticipated cost escalation into our estimated costs at completion at the start of the contract, resulting in little to no impact on the results of operations in the period which we experience the cost escalation.

As revenues from contracts in each of our business segments are predominantly recognized using the percentage of completion method, there is a direct link between the recognition of revenue and the recognition of operating costs during the relevant reporting period.  The substantial majority of variance in our costs of operations between periods is the result of changes in our volume of revenues, as illustrated in the chart below.  The change in volume between periods is primarily due to the timing of award and execution of large construction contracts.  The strong correlation between changes in revenue and changes in costs of operations is illustrated in the chart below, which presents our consolidated revenues and costs of operations by quarter for the past two years. Please note that the graph is presented in three dimensional format as the correlation is so strong that a simple line graph does not display both lines.  A similar correlation between revenues and costs of operations is also evident at the segment level.

In evaluating whether a separate discussion of changes in our cost of operations is meaningful to investors, we considered the questions we receive from analysts and investors on a regular basis, including those asked during our quarterly earnings conference calls.  We note that analyst and investor questions primarily focus on new work volume and new work margins, not on what is driving changes in our cost of operations between periods.

We will continue to evaluate changes in our cost of operations between periods in light of Release 33-8350 to determine whether the nature of changes is adequately disclosed in our discussion of changes in revenue and operating profit.  If in the future there is a change in our cost of operations that is not naturally covered under the current disclosure format, we will provide the appropriate additional disclosures at that time.

Comment:

Form 10-Q for the quarterly period ended June 30, 2012

Note 6. Goodwill and Intangible Assets, page 17

3. We note your response to our prior comment six and have the following additional comments:

•
Please provide us with a more specific and comprehensive discussion regarding how you determined the fair value of your Civil reporting unit at June 30, 2012. In this regard, please discuss the impact of contracts that have already been awarded as well as contracts that you hope to bid on in the future. Please further address the impact of cancellations and delays in your estimates as well as decreases in your backlog and new business awards. In addition, please tell us what consideration you gave to a sensitivity analysis of the significant assumptions used in developing this fair value.

Response:

In order to determine the fair value of the Civil reporting unit as of June 30, 2012, we performed an income-based valuation approach as well as a market-based valuation approach with the assistance of external fair value specialists.  The income-based valuation approach was based on the cash flows that the reporting unit expects to generate in the future.  In order to estimate future cash flows we projected revenues, operating expenses, working capital investment, and capital spending for the reporting unit during a discrete period.  In addition, we calculated the weighted-average cost of capital to be used as a discount rate and a terminal value growth rate for the non-discrete period.  The market-based valuation approach used to estimate the fair value of the Civil reporting unit utilized industry multiples of revenues and operating earnings.  We equally weighted the fair values calculated under the income-based and market-based valuation approaches in arriving at the concluded fair values of our Civil reporting unit.

Specific and comprehensive discussion around the determination of the fair value of the Civil reporting unit as of June 30, 2012:

The valuation process began with the collection of revenue, operating expense, working capital investment, and capital spending data for a discrete three year period. The forecast was compiled by reviewing work in backlog as of the valuation date and projecting the burn of such work through completion for each active job. The expected backlog burn was determined with the input of project managers on each job and benchmarked against recent results. Next, we estimated the volume of new work that is expected to enter into backlog, the timing of when such work is expected to begin, and the expected rate of production for the new work. We evaluated the reasonableness of the projections for the Civil reporting unit, for both existing and expected future contracts, by benchmarking against historical results, including volume, gross margin percentage, pre-tax income percentage, production rates by quarter, and against data specific to the Civil construction market.

The discrete projections were provided to our external fair value specialists who in turn helped develop an income-based approach valuation model to determine an expected fair value. The income-based valuation approach begins with the conversion of the projected results into expected cash flows over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a discount rate appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the Civil reporting unit at the end of the discrete projection period to arrive at an estimate of fair value. The discount rate utilized in the June 30, 2012 valuation was based on the weighted average cost of capital (“WACC”) which is derived using general market inputs, competitor data, adjustments for the size of the reporting unit, and non-systemic risk. The concluded discount rate was consistent with those used in prior valuations and in line with standard valuation practices.

The second step to determining the fair value of the Civil reporting unit as of June 30, 2012 was performing an independent market-based valuation. The market-based valuation technique provides an estimation of fair value for the company based on observed market prices for similar businesses. Under the market-based valuation method the Civil reporting unit was valued by comparing it to publicly traded firms in similar lines of business. In determining the comparability of publicly traded companies, several factors were analyzed, including, markets, growth patterns, relative size, earnings trends and risk characteristics.

In order to determine the market-based valuation of the Civil reporting unit, we provided the external fair value specialist a list of competitors and comparable companies all of which are actively traded public companies. From this listing our specialist utilized externally published data to determine the presumed value of the comparable entities compared to expected fiscal year 2012 revenues and earnings before interest, tax, depreciation and amortization (“EBITDA”). This developed a range of “multiples” observable in the market space that we operate in and allowed us to determine an expected fair value independent of the income-based approach. We utilized our projected fiscal year 2012 results multiplied against the multiples observed in the market place within our peer group to determine our Civil reporting unit valuation.  In doing so, the concluded market-based value was within 5% of our concluded income-based value.

Discuss the impact of contracts already awarded and work to be bid on in the future:

Our analyses of projected results specifically considered work in backlog as of the valuation date and new work we expect to bid on in the future. The projected production of contracts in backlog was prepared with input from project management on each existing job by utilizing the estimated costs to complete and forecasted contract value, and by incorporating the most recent construction schedule benchmarked against a typical construction curve to refine our estimate of the timing of production. The projected results for the completion of our backlog were compared to actual results for recent periods and forecasts used in prior valuations to assess for reasonableness.

With the assistance of segment leadership, we developed expectations for future work by reviewing current bids and prospective projects.  In developing our new work estimate, we specifically considered our relationship with the prospective client, political or legal circumstances that may impact the prospective project award, financing constraints for the project and our historical success in acquiring similar contracts we have bid on in the past.   Once compiled, we compared the percentage of new work revenue needed to achieve the projected results for each discrete year of the forecast to actual results from prior years and against previous period forecasts to assess the level of inherent risks of achieving the forecasted results. In addition, we benchmarked our expected annual revenue growth rates against published third party industry growth expectations specific to the Civil construction market, and growth rate expectations for our competitors, to the extent available.  We also calculated the compounded annual growth rate of our revenue projections through fiscal year 2017 and compared them against the industry publications and competitor data noted above. To the extent our expected future results deviated from industry expectations, additional analyses were performed to understand the variance and the projections were adjusted as appropriate.  Projections used in our valuation were in line with external industry expectations.

Address the impact of cancellations and delays in your estimates as well as decreases in your backlog and new business awards:

As discussed above, we performed extensive analyses testing projected results, many of which were focused on assessing the risk of achieving our expectations in light of potential  delays and cancellations. To this regard, growth in expected production on existing work and additions of new work were challenged through multiple benchmarking exercises and a review of verifiable evidence supporting management’s assumptions such as letters of intent, identification as low bidders on an open bid, shortlist approvals, and outstanding bids. Our projections were adjusted to reflect the observed industry trends relating to delays in timing and potential future cancellations.

As part of the income-based valuation approach, a present value factor is applied to the cash flows in order to determine the present value of the free cash flow. The present value factor is a derivative of the WACC adjusted for the expected cash flow period. When determining the present value factor for the June 30, 2012 valuation, we allowed for approximately 3 months of slippage in the timing of expected cash flows. This factor was determined by comparing the timing of expected cash flows from previous projections to actual results in subsequent periods, as we have experienced recent delays in the rate of production on certain work in backlog as well as start dates for new work due to political pressures, timing of funding, and general economic concerns.

Consideration given to a sensitivity analysis of the significant assumptions used in developing the fair value of the Civil reporting unit:

As part of our review process for the Civil reporting unit valuation, we created multiple income-based and market-based valuation models to understand the sensitivity of the variables used in determining the fair value. These models were reviewed with our external fair value specialists who assisted in the process by providing insight into acceptable ranges on various valuation assumptions as well as preferred valuation techniques. Similar to previous valuations, we noted that small changes to valuation assumptions could have a significant impact on the concluded value; however, we gained comfort over the assumptions selected for our valuation through comparison to historical transaction benchmarks, third party industry expectations, and our previous models.

Comment:

•	Please provide us with copies of the valuation reports utilized at December 31, 2011 and June 30, 2012.

Response:

We are providing a copy of the requested valuation reports utilized at December 31, 2011 and June 30, 2012 under a separate cover via hand delivery.  This information is submitted in paper pursuant to Rule 101(c)(2) of Regulation S-T.  We request that these reports be returned to the undersigned after the Staff review is completed.

Comment:

•
We note your statement that your implied control premium as of the fourth quarter 2011 valuation was based on low public float, low trading volume and the impact of insider trading near the valuation date that artificially created a drag on our stock price. Please tell us what consideration you gave to the impact of your results and overall market conditions on your stock price at that time.

Response:

One primary difference between the market capitalization of any publicly traded company, such as Tutor Perini, and the fair value of the equity of that entity is the fact that the market capitalization reflects trading prices on a minority interest basis and the fair value of equity is on a controlling interest basis. The difference commonly referred to as the control premium can be impacted by the various explicit and implicit factors common to a publicly traded company.  Our operating results and overall market conditions have a significant impact on our stock price and resulting control premium.  With the assistance of our external fair value specialists, we conducted research surrounding control premiums paid in the construction and engineering industry over the past seven years to determine whether our implied control premium was within the industry range of control premiums paid and how close our implied control premium was to the industry average control premium paid.

In the fourth quarter of fiscal year 2011, we determined that our implied control premium of 78.1% was within the range of control premiums paid in the construction and engineering industry during the past seven years; however, our implied control premium exceeded the industry average control premium paid of 59.1% by 19%.   In order to understand this difference, we first compared our stock price to the stock prices of our peer group from the beginning of fiscal year 2011 up to the date of our valuation to identify whether there were observable trends in the market.   A downward trend in stock prices on an average of approximately 36% was observed within our peer group, compared to our change of approximately 53.5% for the same period as illustrated in the graph below. We attributed the downward cycle trend to general market conditions as well to the concerns about the economic and political pressures facing the construction and engineering industry as a whole, an observation that we believe impacted our stock price consistent with our peers.  Additional analysis was performed around the 17.5% difference between us and our peers including the release of our recent results and the revision of our forward looking results at or around the valuation date, a factor that we believe negatively impacted our stock price during that time. We also determined it necessary to consider other factors that may have an impact on our stock price in conjunction with our evaluation of the control premium. We researched differences between our company and the others within our peer group to further understand factors that may have an impact on our control premium.  The largest observable differences were the impact of insider sales, low public float, and low trading volume.

The impact of insider sales on the stock price has been a specific topic of discussion with investors since the second quarter of fiscal year 2011.  In June 2011 the Company held a special call with analysts and investors to specifically address recent and anticipated future insider sales activity.  We continue to receive regular inquiries as to whether and to what extent we expect additional insider sales activity.

The “Insider Sales” activity, including press around the need for insider sales, amendment of Tutor Perini’s Shareholder’s agreement, and the ultimate insider sales of shares through several transactions from May 16, 2011 to the valuation date, is illustrated in the graph below.

Based on a comparison of our share price to comparable company share prices, it appears that our stock price has traded at an unusually depressed price compared to our competitors. Within the last six months prior to the valuation date, we, as well as some of our competitors, had revised 2011 earnings guidance. These downward revisions negatively impacted their respective share prices. Given the analysis of trailing share prices, however, it appears that the market has also negatively reacted to our insider sales activity, which has been exacerbated by low public float and low trading volume.

As discussed previously, our stock price has long experienced the impacts of low public float in comparison to our peers. As of the valuation date, our public float was approximately 65.4% compared to a range between 97.5% and 99.5% for our peers.  As a result, investors in our stock are faced with a lower supply of stock available to be traded, thereby limiting the trading volume and liquidity of our stock as compared to our peers.

In addition to having a low float percentage, the average daily volume of our stock has been very low, averaging 0.7% for the past two years as compared to the trading volume of the stock of our publicly traded peers currently ranging from 1.2% to 1.4%. The trading volume of these companies has consistently been approximately two times our volume over the past two years. Low volume combined with low float implies that our stock is not very liquid as compared to the stock of our peers.

Based on the analyses above, we concluded that, while our stock price was impacted by overall market conditions and release of our operating results, the difference between our implied control premium and the observed market average premium was appropriate and supportable, given the pressure of insider sales, low public float and low trading volume, and within range of the transactions observed in the market place.

Comment:

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Please further explain your belief that an inherent marketability discount embedded in your stock price is the primary reason for the continued difference between the carrying value of your equity and market capitalization. Please tell us what consideration you gave to your results and market conditions during the six months ended June 30, 2012.

Response:

As of June 30, 2012 and prior to the recorded impairment, we noted that the ongoing difference between the book value of our equity and the market capitalization had reached excessive levels.  As part of the valuation process we discussed this gap in values and examined the reasons for such a material difference.  Through the accumulation of projections supporting the valuation process we observed that our future cash flows had deteriorated from previous valuations as a result of discrete events observed in fiscal year 2012 and the continued impact of depressed market conditions.  As a result of this observation, we recorded a non-cash impairment charge reducing the carrying values of certain definite lived intangible assets and indefinite lived intangible assets including goodwill, reducing the carrying value to a level supported by our fair value determination.

In order to understand the remaining difference between our market capitalization and the carrying value of our equity, we first compared our stock price to those in our peer group from the beginning of the second quarter of fiscal year 2011 up to June 30, 2012, noting a continued downward trend in stock prices within our peer group of approximately 20% on average, compared to our decrease of 48.7% for the same period.  We maintain that the overall downturn continues to be a function of general market conditions and pressures surrounding the construction and engineering industry as a whole, a factor that we believe impacts our stock price consistent with our peers.  Further, we believe the negative impact of our results and the revision of our forward looking results were reflected in the impairment charge taken as of June 30, 2012. Additional analysis was performed around the 28.7% difference between our decline and the decline of our peers.  We specifically focused on other facts and circumstances that impact our stock price which are not present at other companies within our peer group. Consistent with prior periods, we noted the largest difference continued to be the negative impacts that insider sales, low public float, and low trading volume has on our stock price.

To understand the factors we believe negatively impact our stock price, we compared our observable metrics to other engineering and construction companies. As of June 30, 2012, our Chairman and CEO owned approximately 20.6% of our outstanding stock, resulting in a public float of approximately 76.5% compared to a range between 97.5% and 99.5% for comparable companies.  Further, the average daily trading volume of our stock continued to be approximately 50% less than that of our publicly traded peers. Lastly, the impact of insider sales on the stock price continues to draw inquiries from investors and analysts.  While the volume of insider sales activity has dropped during the six months ended June 30, 2012, we believe there continues to be an impact on our stock price due to the uncertainty around potential future insider sales. We believe these three factors continue to depress our stock price and its perceived liquidity as compared to our publicly traded peer group.

To determine whether our fair value was appropriate as of June 30, 2012, we benchmarked our valuation and implied control premium of 42.5% against the historical average control premium observed in the construction and engineering industry of 59.1% as well as recent transactions in the industry most notably Chicago Bridge and Iron Company’s (“CB&I”) ongoing purchase of Shaw Group (“Shaw) and URS Corporation’s acquisition of Flint Energy Services (“Flint”). In reviewing these transactions, we noted that CB&I will likely pay a premium of approximately 72% over Shaw’s closing share price prior to the deal announcement and that URS paid a 68% premium to the closing price of Flint shares on the day prior to the announcement. In analyzing the historical averages and the recent deal metrics, it was determined that our implied control premium was in line with observable market data.

After considering observable market metrics, including recent transactions, we concluded that the fair value was supportable and appropriately considers recent results and market conditions, the book value reflects adjustments based on the current fair value of the reporting units and our market capitalization continues to reflect the impact of insider sales, low public float and low trading volume.

Please feel free to contact me at 818-362-8391 if you have any questions.

Sincerely,

/s/ Michael J. Kershaw
Michael J. Kershaw
Executive Vice President and Chief Financial Officer